SUB-ITEM 77K: Changes in registrant’s certifying accountant

On January 18, 2017, BBD, LLP (“BBD”) resigned as the independent registered public accounting firm for The Cutler Trust (the “Trust”). BBD was previously engaged as the Trust’s independent auditor to audit the Trust’s financial statements.

The reports of BBD on the financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and through June 30, 2016, there have been no disagreements with BBD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BBD, would have caused them to make reference thereto in their reports on the financial statements for such years.

During the two most recent fiscal years and through June 30, 2016, there have been no reportable events (as defined in Item 304(a)(1)(v)) of Regulation S-K).

The Trust engaged Cohen & Company, Ltd. (“Cohen”) as its new independent registered public accounting firm as of April 5, 2017. The selection of Cohen was approved by the Trust’s audit committee and by the Trust’s Board of Trustees. During the two most recent fiscal years and through April 5, 2017, the Trust has not consulted with Cohen regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust’s financial statements, and neither a written report was provided to the Trust or oral advice was provided that Cohen concluded was an important factor considered by the Trust in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Trust has requested that BBD furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 16, 2017, is filed as an Exhibit to this N-SAR under Sub-Item 77Q1.

May 16, 2017

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm to The Cutler Trust and, under the date of August 29, 2016, we reported on the statements of assets and liabilities of the Cutler Equity Fund, Cutler Fixed Income Fund and Cutler Emerging Markets Fund, including the schedules of investments, as of June 30, 2016, and the related statements of operations for the year or period then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods presented in the five-year period then ended. On January 18, 2017, we resigned. We have read The Cutler Trust’s statements included under Sub-Item 77K of its Form N-SAR, and we agree with such statements.

Sincerely,

BBD, LLP